Exhibit 12.1

MOLSON COORS BREWING COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Fiscal Year Ended
	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2016(3)	December 31, 2017

Income from continuing operations before income taxes and noncontrolling interests:(1)	$675.4	$618.2	$456.1	$3,056.9	$1,381.7
Plus: Amortization of capitalized interest	1.8	1.9	2.0	1.7	1.8
Distributions from unconsolidated affiliates	552.0	577.2	516.3	488.6	—
Less: Equity in net income of unconsolidated affiliates	(558.1)	(560.1)	(520.8)	(491.2)	(0.6)
Capitalized interest	(1.4)	(2.7)	(0.8)	(0.6)	(2.5)
	$669.7	$634.5	$452.8	$3,055.4	$1,380.4

Fixed charges:
Interest expenses, net of capitalized interest	$183.8	$145.0	$120.3	$271.6	$349.3
Capitalized interest	1.4	2.7	0.8	0.6	2.5
Portion of rentals representative of interest factor (2)	11.3	11.6	10.1	12.1	21.4
	$196.5	$159.3	$131.2	$284.3	$373.2
Earnings and fixed charges	$866.2	$793.8	$584.0	$3,339.7	$1,753.6
Ratio of earnings to fixed charges	4.4	5.0	4.5	11.7	4.7

(1) Income from continuing operations before income taxes and noncontrolling interests has been recast for all historical periods presented to reflect our accounting policy change related to the method of calculating the market-related value of pension plan assets used to determine net periodic pension cost effective in the fourth quarter of 2017 as further discussed in our Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 14, 2018.

(2) The portion of rent expense representing interest is estimated to be 33% of the rent expense for purposes of calculating the ratio of earnings to fixed charges.

(3) Net income from continuing operations attributable to MCBC includes the gain of approximately $3.0 billion related to the fair value remeasurement of our pre-existing 42% interest in MillerCoors LLC (“MillerCoors”) over its carrying value, as well as the reclassification of the loss related to MCBC’s historical accumulated other comprehensive income on our 42% interest in MillerCoors, both of which were recorded within special items, net for the year ended December 31, 2016.  For further information, please refer to our Annual Report on Form 10-K for the year ended December 31, 2017.